UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-40892

The Very Good Food Company Inc.

(Translation of the registrant’s name into English)

2748 Rupert Street

Vancouver, British Columbia

Canada V5M 3T7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.1, 99.2, 99.3, 99.4, and 99.5 of this Form 6-K are incorporated by reference into The Very Good Food Company Inc.’s registration statement on Form F-10 (File No. 333-260064).

EXHIBIT INDEX

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Form of Securities Purchase Agreement

99.2	Placement Agency Agreement

99.3	Form of Lock-Up Agreement

99.4	Form of Warrant

99.5	Torys LLP Consent

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE VERY GOOD FOOD COMPANY INC.

Date: October 15, 2021	By:	/s/ Kamini Hitkari
Name: Kamini Hitkari
Title: Chief Financial Officer